Enviro Mission

EnviroMission Limited
ACN: 094 963 238

Ground Floor

3 Raglan Street
South Melbourne
Victoria, Australia
T: +61 3 9693 5
F: +61 3 9699 7
E: kforte@enviro...
W: www.enviromission.com.au

07026360

SEC MAIL PROCESSING
RECEIVED
AUG 23 2007
WASH., D.C. 182
SECTION

Tuesday 7 August, 2007

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir or Madam

Please find enclosed company announcement: **Issue of Shares Pursuant to ASX Litsing Rules, Notice Under Section 708A (and associated 3B)**, released to the Australian Stock Exchange for EnviroMission Limited (ASX: EVM; US OTC: EVOMY).

Yours faithfully,

Kim Forte
Communications Manager
EnviroMission Limited

+61 3 9693 5603
+61414690356
kforte@enviromission.com.au

PROCESSED
SEP 18 2007
THOMSON
FINANCIAL

Jlw 9/14

Enviro Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Tuesday 07 August, 2007

ASX Code: EVM
US OTC Code: EVOMY

COMPANY ANNOUNCEMENT

ISSUE OF SHARES PURSUANT TO ASX LISTING RULES, NOTICE UNDER SECTION 708A

EnviroMission Limited ("EnviroMission") issued 4,333,334 ordinary shares ("Shares") on 3 August 2007, at an issue price of 15 cents each ordinary share, to satisfy full repayment of a $650,000 loan to EnviroMission pursuant to a loan facility agreement.

The loan agreement enabled EnviroMission to meet operating costs whilst previously announced funding facilities are finalised.

Appendix 3B relating to the shares issued accompanies this announcement.

Notice under Section 708A

EnviroMission gives notice relating to the issue of securities identified above.

EnviroMission confirms the relevant securities were issued in line with disclosure requirements of section 700(4) of the Corporations Act.

EnviroMission has complied with the relevant provisions of Chapter 2M and Section 674 of the Corporations Act as they apply to it.

There is no excluded information within the meaning of sub-sections 708A (7) and (8) of the Corporations Act.

Ian Riley
Company Secretary
Chief Financial Officer

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ENVIROMISSION LIMITED

ABN

52 094 963 238

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,333,334
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Parri passu with existing ordinary shares from date of allotment

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(a) Settlement of loan funds provided to the value of $650,000.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 August 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	91,560,271	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,025,000	AK options exercisable at 20 cents 11 February 2008
		900,000	Unlisted Director B options exercisable at 0.1 cents expiring 31 December 2007

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares have the same rights to dividends as other ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Invoice to be forwarded from ASX

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ..07-08-2007.....
Company Secretary

Print name: ..Ian Riley..................................

== ==

+ See chapter 19 for defined terms.

Enviro
Mission
EnviroMission Limited
ACN: 094 963 238

Ground Floor

3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: kforte@enviromission.com.au
W: www.enviromission.com.au

Thursday 2 August, 2007

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed company announcement: **EnviroMission Limited Quarterly Report – Appendix 4C Response**, released to the Australian Stock Exchange for EnviroMission Limited (ASX: EVM; US OTC: EVOMY).

Yours faithfully,

Kim Forte
Communications Manager
EnviroMission Limited

+61 3 9693 5603
+61414690356
kforte@enviromission.com.au

EnviroMission
EnviroMission Limited
ABN: 52 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
www.enviromission.com.au

2 August 2007

Mr Nicholas Ong
Senior Adviser, Issuers, Perth
Australian Stock Exchange Limited
GPO Box D187
PERTH WA 6840

By facsimile: 08 92212020

Dear Mr Ong

ENVIROMISSION LIMITED QUARTERLY REPORT – APPENDIX 4C RESPONSE

I refer to your letter of 1 August 2007 regarding the quarterly report of EnviroMission Limited (Appendix 4C) for the period ended 30 June 2007.

In response to your questions I provide the following information:

1. Current cash reserves are sufficient to meet operating requirements for the quarter ending 30 September 2007, following the receipt of additional loan funds of $155,000 in July, as reported in Appendix 4C. Revenues approximating $222,000 in August will result in positive operating cash flow in the September 2007 quarter. A recently negotiated financing facility of up to $500,000 over the next 3 months is available to the company, such facility repayable no later than 31 March 2008. This facility together with the cash funds available as referred to above will be sufficient for the operating needs of the company through to 31 March 2008 and beyond.

2. Whilst EnviroMission expects to have negative operating cashflow subsequent to the September 2007 quarter, negotiations are well advanced for a US$4 million interest only facility to be available to the company, repayable 5 years from the date of signing, which will provide the Company with sufficient funds beyond 31 March 2008.

3. On behalf of the Directors of EnviroMission, I can confirm that the company is in compliance with the listing rules, and in particular, Listing Rule 3.1.

4. On behalf of the Directors of EnviroMission, I can confirm that the company is in compliance with Listing Rule 12.2.

I trust this satisfies the questions raised in your letter.

Yours sincerely

Ian Riley
Company Secretary

Enviro Mission

EnviroMission Limited
ACN: 094 963 238

Ground Floor

3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: kforte@enviromission.com.au
W: www.enviromission.com.au

Wednesday 1 August, 2007

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed company announcement: **Appendix 4C Commitments Test Entity**, released to the Australian Stock Exchange for EnviroMission Limited (ASX: EVM; US OTC: EVOMY).

Yours faithfully,

Kim Forte
Communications Manager
EnviroMission Limited

+61 3 9693 5603
+61414690356
kforte@enviromission.com.au

Enviro
Mission

EnviroMission Limited
ABN: 52 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
www.enviromission.com.au

Company Announcements Division
for immediate release
Tuesday 31 July 2007

ASX Code: EVM
US OTC Code: EVOMY

Appendix 4C Committments Test Entity

Attached is Appendix 4C, being EnviroMission's Quarterly Test Entity Report for the quarter ended 30 June 2007.

Ends.

Ian Riley
Company Secretary
EnviroMission Limited

Enquiries to:
Ms Kim Forte
Communications
+61 414690356
kforte@enviromission.com.au

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ENVIROMISSION LIMITED

ABN	Quarter ended ("current quarter")
52 094 963 238	30 JUNE 2007

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers			
1.2	Payments for	(a) staff costs	-	
		(b) advertising and marketing	-	-
		(c) research and development	(12)	(74)
		(d) leased assets	-	(1)
		(e) other working capital	(172)	(635)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received			-
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid			
1.7	Other – R & D tax offset refund			
	Net operating cash flows		**(184)**	**(710)**

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(184)**	**(710)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		(15)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	**-**	**(15)**
1.14	**Total operating and investing cash flows**	**(184)**	**(725)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		130
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	172	627
1.18	Repayment of borrowings	-	-
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	**172**	**757**
	Net increase (decrease) in cash held	**(12)**	**32**
1.21	Cash at beginning of quarter/year to date	44	-
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**32**	**32**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	31
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

These transactions were payments for:

- Remuneration of the Executive Chairman/Chief Executive Officer - $31,400
-

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities-short term	821	791
3.2	Credit standby arrangements	20,000	Nil

NOTES:

Since the end of the 30 June 2007 quarter, additional loan funds of $155,000 have been received.

In December 2005 the Company concluded an agreement for an equity line credit facility of $20 million for a term of 3 years. The securing of the $20 million equity line credit facility was announced to the market on 15 December 2005. The company has not drawndown against the facility this quarter.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	32	44
4.2 Deposits at call		0
4.3 Bank overdraft		0
4.4 Other (provide details)		0
Total: cash at end of quarter (item 1.22)	**32**	**44**

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	N/A	N/A
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31-07-2007

Company Secretary

Print name: Ian Riley.......................................

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

END